EXHIBIT 17.2

                                     [LOGO]
                           TROPICAL MEDICAL SERVICES
               Consultant to the Medical and Health Care Industry


Dr. Leonard I Weinstein, F.A.C.H.E.
President
--------------------------------------------------------------------------------

CERTIFIED:
Fellow Examiner
American College of
Healt Care Executives

BOARD CERTIFIED:
American College of
Utilization Review Physicians


                                                                By fax and email

Thursday, 02/17/2005


Dr. Green, President and Chairman of
Union Dental Corporations
1700 University Dr. Suite 200
Coral Springs, FL   33071

Dear Dr. Green,

It is necessary for me to resign my positions with Union Dental Corporation. I find it necessary to devote all of my energies to the pharmaceutical company that I have been associated with and have been on the board of Directors since the company went public.

I was never appointed to the board of Directors of the public Company; however, I was asked to serve on the board of Directors of the private company. As you know, there have been no meetings of the board of Directors of the private company, which I was invited to attend, nor have I received any letter appointing me to the board of Directors of the public company before it went public a month ago.




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In addition, the contract signed on March 20, 2004 will be recinded.  Therefore, the Company will not have to pay me $60,000 per yar and I cannot accept the 156,250 stock options and cannot receive the 3.84% or the 960,000 shares of the issued and outstanding stock should the company go public. This letter warrants that I have not nor do I intend to compete with union Dental Centers' business or start a company, which is in the same or essentially in the same business as Union Dental Centers, as it presently exists.

This letter conforms to Section 8.3 entitled NOTICE.

About 3 weeks ago, my attorney advised me that if I wished to have the 960,00 shares put in my daughter's name, I should do so in writing. Since no shares have been issued to me and I have resigned, there is no need to prepare any documents to have these shares transferred.

In addition, I made a request that the 154,000 options be placed in a joint account with right of survivorship in my name and my daughter's name, this is now not necessary. Please do not place me or any member of my family to particate in your health group plan.

This letter of resignation also states that since my first meeting with Union Dental Centers until now, I have received no payment whatsoever nor is any payment or consideration due me.

Therefore, please do not put my name into consideration, as a nominee to become a member of the board of directors in the public company since it will be impossible for me to even consider it.

I wish you much success in the future as you provide valuable services to the general public for discounted superior Dental Services.


Sincerly yours,


/s/ Dr. Leonard Weinstein
Dr. Leonard Weinstein